UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2006
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 702, 7/F, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X] Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l) [  ]
Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [  ] No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 - [  ]

PYROFLOOR® - THE GREAT COOLER
A REVOLUTIONARY NEW CONCEPT FOR CLINKER COOLING
Market Launch
KHD demonstrates the first example of its new clinker cooler design at our Cologne facility in June, 2005. Our latest product combines highly efficient solutions for core clinker cooler functions — conveying and aeration — with additional improvements; see full details in this report.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLDERS
We have continued to progress towards KHD’s goal of becoming an industrial plant engineering and equipment supply company. Our transition began with the distribution of a substantial portion of our financial services operations, Mass Financial Corp., to our shareholders on January 31, 2006, and has continued over the course of this year.
     To provide shareholders with information most indicative of our operating business, the following disclosures of revenues and earnings before taxes (“EBT”) are based on our industrial plant engineering and equipment supply-related operations, and do not include revenues from KHD’s other operations.
     Revenues for the first nine months of 2006 reached $251.5 million, an increase of 7% over the corresponding period of 2005. EBT for the industrial plant engineering and equipment supply services segment was $27.6 million, an increase of 52% over the corresponding period in 2005.
     Revenues for the third quarter of 2006 were $100.7 million. EBT for the industrial plant engineering and equipment supply segment for the third quarter of 2006 was $12.7 million.
     The following information and other statements in this quarterly report are forward-looking and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially. See the section entitled “Disclaimer for Forward Looking Information” at the end of this quarterly report for a description of those risks and uncertainties.
     KHD is raising its full-year guidance EBT to $39.0 million. KHD is also adjusting its $424.6 million guidance for 2006 revenues to $416.6 million, due to project delays primarily driven by our customers. In a business such as industrial plant engineering and equipment supply that depends on sequential events, a delay that affects revenue recognition in the short term will be recouped at a later stage in the project schedule.
     In the nine-month period ended September 30, 2006, the Canadian dollar increased by approximately 8.1%, 11.0% and 9.7% against the US dollar, the Swiss franc and the euro, respectively, as compared to the same period in 2005. As the majority of our revenues are denominated in euros and US dollars, the material depreciation of these currencies has an impact on our operating results.
     Results for KHD as a whole — i.e., including results for our industrial plant engineering and equipment supply operations as well as other KHD operations — follow. Total revenues for the first nine months of 2006 were $291.9 million. Net income for the first nine months of 2006 was $20.6 million, or $1.36 per share*. For the quarter ended September 30, 2006, revenues were $102.9 million. Net income for the 2006 third quarter was $10.3 million, or $0.67 per share*.

INDUSTRIAL PLANT ENGINEERING AND EQUIPMENT SUPPLY

Quarter Ended	March 31.06	June 30.06	Sept 30.06	Dec 31.06	Full Year 2006
US$ Millions (Unaudited)	Actual	Actual	Actual	FC	FC

Revenues	$63.3	$84.6	$100.7	$168.0	$416.6
EBT	4.5	10.2	12.7	11.6	39.0

Includes all operating companies active in cement, coal and minerals technology and their real estate operations.

* On a diluted basis.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
GROWTH PROSPECTS

The market elements driving KHD’s growth potential continued to be strong in the third quarter: order intake and backlog increased, while bidding opportunities were numerous and diverse. During the third quarter, KHD continued to enhance its ability to capitalize on market dynamics and to develop a platform for sustainable growth through diversification.
     To better position the firm for sustainable growth, our strategy is to have a strong balance sheet with the liquidity and resources necessary to support an aggressive diversification program. During the third quarter, we continued to progress in our effort to liquidate our non-core assets.
     We are pleased to report that the trend of increasing order intake, backlog and earnings established over the past few years in KHD Humboldt Wedag’s industrial plant engineering and equipment supply business continued through the third quarter.
     For the following discussion, all amounts were translated from euros to US dollars at 1.1841, the exchange rate prevailing on December 31, 2005.
     Before summarizing the growth in our industrial plant engineering and equipment supply business, and in direct response to questions raised at our investor presentations this past September, it is appropriate to clarify the terms used. In past shareholder letters, as in this one, the values provided in the following sections and our forecasts refer strictly to our main and continuing operation, i.e., the industrial plant engineering and equipment supply business. Sales are called sales as opposed to revenues because the sales do not include income from our company’s other assets. Please refer to the financial statements for the complete reporting of revenues and earnings. Results for the third quarter of 2006 compared to the corresponding period of 2005 are summarized as follows:
▪	Order intake during the third quarter was $91 million, an increase of 15% over the third quarter of 2005. Of the order intake during the third quarter, 20% came from the emerging Asia region, 20% from the Americas, 21% from Europe and 26% from Africa.

▪	Order backlog at the close of the third quarter was $563 million, an increase of 88% over the third quarter of 2005.

▪	Sales during the third quarter were $91 million, an increase of 6% over the third quarter of 2005.

▪	EBT during the third quarter was $12 million, an increase of 246% over the third quarter of 2005.
The following summarizes growth in our industrial plant engineering and equipment supply business through the nine months ended September 30, 2006, compared to the corresponding period of 2005:
▪	Order intake through the nine months ended September 30, 2006 was $475 million, an increase of 75% over the corresponding period of 2005. Of the order intake through the nine months ended September 30, 2006, 30% came from the emerging Asia region, 26% from the Americas, 26% from Europe and 9% from the Middle East.

▪	Order backlog at September 30, 2006 was $563 million, an increase of 88% over the corresponding period of 2005.

▪	Sales through the nine months ended September 30, 2006 were $228 million, an increase of 17% over the corresponding period of 2005.

▪	EBT through the nine months ended September 30, 2006 was $27 million, an increase of 73% over the corresponding period of 2005.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
ORDER INTAKE BY REGION Q3.06

CHAIRMAN’S REPORT

SUMMARY OF ORDER BACKLOG AT SEPTEMBER 30, 2006

PROJECT	PROJECT LOCATION	SUBJECT

Zaveh Torbat	Middle East	Cement production line 3,500 t/d
Illinois	N/S America	Construction and equipment
J P Himachal	Asia	Kiln line 10,000 t/d
Grasim Dadri	Asia	Roller press
J P Himachal Grinding	Asia	Cement grinding plant with roller press (3 line)
Myhome Cement	Asia	Kiln line
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Sterlitamak	Russia	Grinding line
Bushan	Asia	Coal washery plant
National Cement	Middle East	Cement production line 3,500 t/d
Ashakacem	Asia	Heat exchanger and bucket elevator
Longgu	Asia	3 Romjigs
Wangfengang	Asia	4 Pneuflots
Duro Felguera	N/S America	8x Jones DP
Beeshoek — BKM	Africa	4 Batac + 4 bucket conveyor
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Hofuf Sinoma	Asia	Supply of roller press / VSK + SKS separator
Ekon / Askale	Europe	Kiln line 3,500 t/d clinker production
Onye	Europe	Supply of roller press / VSK + separator
Ciment Campulung	Europe	Kiln line with mill and clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Shree Cement IV	Asia	Grinding line
Shree Cement V	Asia	Preheater, kiln and kiln cooler
Grasim New Plant / Kotpuli	Asia	Preheater, kiln and pyrofloor
Kotpuli	Asia	Cement production line 8,000 t/d
Panipat Grasim	Asia	Grinding line with roller press
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater
Khoy Cement	Middle East	Clinker production line
Cemex Broceni Kiln 5	Europe	Engineering, preheater and kiln
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Grasim Tadapatri	Asia	8,000 t/d cement plant, pyro section, cement grinding
Maras	Europe	Kiln line 3,800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Qipanjing	Asia	6 Pneuflots
Fengjiata	Asia	2 Romjig
Suanciguo	Asia	2 Romjig
Global Mining	Asia	Coal washery engineering
Nurkasgan	Europe	2 Rollerpresses
Mordow 3	Russia	Engineering
Novotroisk	Russia	Engineering
Souk El Khamis (spares)	Middle East	Clinker cooler upgade
Orissa Cement	Asia	4,000 t/d kiln line
Cemex Yaquil	N/S America	3,500 t/d kiln line
Lafarge Askaka	Africa	Coal mill
Tierra Amarilla	N/S America	6 Pneuflots
Cesc	Asia	1 Batac and engineering
BW West	Europe	1 Romjig
Jamul ACC	Asia	Design, engineering of coal washery
Cahibasa ACC	Asia	Design, engineering of coal washery
Kymore ACC	Asia	Design, engineering of coal washery
Bargarh	Asia	Design, engineering of coal washery

CHAIRMAN’S REPORT

Cooler Inlet and Lanes
A static, inclined cooler inlet zone is followed by the movable cooler section, consisting of four movable lanes with individual cassettes and a dedicated hydraulic drive beneath each lane.

The “Walking Floor” Conveying Principle
Black: the self-generated wear prevention system features a permanent layer of cold clinker that prevents contact between the metallic surface and the hot, abrasive moving clinker.
Red: the hot clinker layer advances like a solid body, even though individual lane retractions are staggered to retract adjacent lanes at different times.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CEMENT
We continue to see growth in our cement sector’s order intake and sales, and expect this trend to continue throughout 2006. Third-quarter sales of the Cement Business Unit increased from $47.3 million in 2004 to $76.1 million in 2005, and to $77.9 million in 2006. Cement Business Unit sales through the third quarter increased from $102.1 million in 2004 to $171.8 million in 2005, and to $187.6 million in 2006.
CEMENT ORDER INTAKE
Cement order intake for the third quarter of 2004 was $70.1 million. This fell to $55.8 million in 2005, and from there increased by 40% to $78.3 million in 2006. North American market forecasts for the balance of 2006 indicate substantially increasing order intakes and in the third quarter this region represented 20% of cement orders. The Asian market, particularly India, also shows indications of sustaining its dramatic growth rate in the domestic market and, more importantly, in the export market as well. Of the third quarter’s cement orders, 31% were booked by our Indian subsidiary, including a major project for one of the world’s leading cement producers at one of their African facilities.
     Cement order intake through the third quarter of 2004 was $219.7 million. This rose to $233.4 million in 2005, and from there increased another 88% to $437.9 million in 2006. Through the third quarter, the North American market represented 28% of cement orders; the Asian markets, particularly India, accounted for 30% of cement orders. The Russian and Eastern European markets are also strong, and accounted for another 20% of our major cement orders through September 30, 2006.
CEMENT BACKLOG
The cement order backlog was up 90% to $519.1 million at the end of the third quarter of 2006, compared to the same period in 2005. Our US subsidiary’s cement order backlog at the close of the third quarter was $117.6 million, compared to $45.5 million at September 30, 2005. The third quarter cement backlog at our Indian subsidiary also increased dramatically over the corresponding period of the prior year, from $41.6 million at September 30, 2005 to $112.7 million at the close of the third quarter this year. As noted in the order intake discussion, these trends are expected to continue throughout 2006.
COAL AND MINERALS
Coal and minerals business accounted for sales of $8.6 million in the third quarter of 2005, increasing by 49% to $12.8 million in the third quarter of 2006. Year-to-date sales in coal and minerals were $40.5 million, a 77% increase from $22.9 million through September 30, 2005.
COAL AND MINERALS ORDER INTAKE
Long-term order intake and backlog trends demonstrate the strength of this market. KHD’s current third quarter order intake for the Coal and Minerals Business Unit was $11.6 million in 2006. While this is significantly less than the $21.9 million order intake for the corresponding period of 2005, the 2005 figure was anomalous because two exceptionally large orders were received in the same quarter. The third quarter 2006 result runs approximately 50% above the average for the previous six quarters. Year-to-date order intake for coal and minerals in 2006 is $34.7 million, just slightly above the same period last year, which included the two large orders previously noted.
COAL AND MINERALS BACKLOG
KHD’s backlog for the Coal and Minerals Business Unit was $25.8 million at the close of the third quarter of 2005. This rose to $44.2 million at the close of the third quarter of 2006, an increase of 71%.

CHAIRMAN’S REPORT

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
THIRD QUARTER 2006 HIGHLIGHTS

▪	KHD retained the services of Raiffeisen Investment AG of Austria to design, coordinate and implement a formal program directed at substantially increasing our revenue stream in the coal and minerals industries, expanding the company’s suite of technologies and establishing KHD in geographic regions that best complement our existing work platforms.

▪	As part of our Globalization Strategy, we created a sales and marketing company based in Hong Kong to provide the centralized, coordinated corporate effort essential for sustainability, to prevent negative competitive effects, and to utilize the specific strengths of each subsidiary when it offers products and services to clients worldwide. The services to be provided to the subsidiaries include a Data Center to manage information on markets, acquisition targets, customers, and the installed equipment base; a Marketing Center to coordinate the global marketing effort, communications materials and the network of sales forces and agents; and a Sales Center to streamline the bidding process across all subsidiaries.

▪	Also as part of its Globalization Strategy, KHD formalized plans to establish a Global Engineering Center in India during 2007. The factors driving this decision include the increasing demand for engineering resources, recognition that engineering resources need to be optimized to shift legacy knowledge resources to higher-value design generation and lower-cost resources to project standardization, and a recognition that technology transfer is essential for competitiveness and diversification.
▪	Progress was also made on a third aspect of the Globalization Strategy, procurement, with the hiring of a Vice President, Corporate Development reporting directly to the CEO. This executive will evaluate the existing system, identify required improvements, and implement an efficient and effective global procurement system. As approximately 70% of KHD’s revenues are associated with procured materials and components, the potential for improved margins as a result of this effort is significant.

▪	In September, KHD commissioned a research effort that focuses on enhancement of the combustion of secondary fuels, electrical energy efficiency, emissions reduction, and reducing energy costs associated with material grinding.

▪	As part of our commitment to clear, accurate, timely and comprehensive disclosure of the company’s operations to our shareholders and the capital markets, KHD’s management took several significant steps during the third quarter. For the first time, in conjunction with our second quarter earnings announcement in August, management conducted an Investor Conference Call. In September, management made a series of presentations to investors in New York City and Boston.

CHAIRMAN’S REPORT

Self-Regulating Aeration Valve
Flow regulators beneath the cassettes keep the air flow constant regardless of any disturbance in the clinker layer or inertial effects of the moving clinker mass. An increased pressure drop above the flow regulator (e.g., within the clinker layer) is compensated by a corresponding reduction in the regulator’s own flow resistance.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
NOTABLE THIRD QUARTER 2006 PROJECT AWARDS

Nigeria
KHD received the contract for design, engineering and supply of process and electrical equipment for a coal mill system including coal crushing, storage, grinding and dosing, and firing. The coal mill system will be installed at a cement plant in Nigeria.
     Core components of the new system are two ball mills each with LS-separator and two PYRO-JET® kiln burners. KHD’s services include supervision of construction and commissioning.
India
An Indian cement producer awarded KHD a contract to upgrade of one of its cement mills to a capacity of 230 t/h PPC cement with a fineness of 3,400 cm2/g.
     KHD’s proprietary scope of supply includes Roller Press, V-separator and SEPMASTER® separator.
India
An Indian cement producer placed an order with KHD for design, engineering and supply of equipment for a new pyroprocessing line with a capacity of 4,000 t/d of clinker, ranging from raw meal blending system to the coal dosing and firing section.
     KHD’s proprietary scope of supply includes a five-stage, single string preheater with PYROCLON®-R calciner, rotary kiln on three piers with a diameter of 4.2m and a length of 61.0m, and PYROSTEP®clinker cooler with hammer crusher.
Russia
KHD was awarded a contract for the design, engineering and equipment supply of a new clinker production plant in Russia operating by the dry process, and designed for a capacity of 6,000 t/d.
     KHD’s scope of supply and services ranges from the crushing plant for clay to the clinker transport section with a vertical roller mill for raw material grinding. Scope of supply with KHD technology includes:
•	A two-string, five-stage preheater with PYROCLON® -R calciner and KHD combustion chamber including chamber burner, PYROTOP® compact mixing chamber and tertiary air duct

•	PYRORAPID®rotary kiln (ø5.2m x 65.0m length) with PYRO-JET® burner

•	PYROFLOOR® clinker cooler with clinker crusher

•	All major system fans
Russia
A Russian cement producer placed an order with KHD for the engineering and supply of a new 3,000 t/d clinker production plant and a finish grinding plant designed for a capacity of up to 184 t/h of cement of different qualities.
     KHD’s scope of supply and services ranges from the mixed beds for the raw materials to the cement terminal for dispatch of packed and bulk cement. Core components with KHD technology are:
•	Raw grinding plant

•	Roller press

•	V-separator VS

•	Pyroprocessing line

•	A five-stage preheater, PYROCLON®- R calciner with PYROTOP® compact mixing chamber and calciner burner

•	PYRORAPID® rotary kiln witn tertiary air duct and PYRO-JET® burner

•	PYROFLOOR® clinker cooler with hammer crusher

•	Finish grinding plant

•	Ball mill

•	SEPMASTER® separator
Libya
A Libyan cement producer placed an order with KHD for the retrofitting and upgrading of two of the existing clinker coolers at its Souk el Khamis cement plant in Libya.
     The clinker coolers will be upgraded from 1,500 to 1,800 t/d of clinker for each system, with PYROSTEP® clinker cooler technology from KHD.
Mexico
KHD has been awarded the contract for engineering and equipment supply for a new 3,500 t/d pyroprocess line at a cement plant in Mexico.
     Core components with KHD technology are:
•	A six-stage, single-string Humboldt preheater with PYROCLON®-R LowNOx calciner with PYROTOP® compact mixing chamber.

•	PYRORAPID® rotary kiln (ø4.6m x 54.0m) equipped with tertiary air duct.
India
KHD received contracts from an Indian cement producer for engineering and supply of key equipment for four heavy medium coal washeries to be installed in Bargarh, Orissa state, Chaibasa, Jharkhand state, Jamul, Chattisgarh state and Kymore, Madhya Pradesh state, India.
     The clean coal will be used in cement production lines, and the rejects/middlings will be used for power generation. As a result, all the raw coal fed will be used.

CHAIRMAN’S REPORT

Unique Contact Seals
The self-adjusting and self-aligning seals continue to function regardless of thermal and operational conditions. Sealing of adjacent lanes provides triple security against clinker intrusion and misplaced aeration.

Modular Design
The PYROFLOOR® cooler’s strictly modular design ensures easy adaptation to specific client needs, as well as meeting requirements for new installations, upgrades and retrofits.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
A STRATEGY TO ENHANCE SHAREHOLDER VALUE
It is important to review the progress we have made in our strategy to enhance shareholder value, and also to bring to your attention areas where we think more improvement and focus are required.
     As explained in previous quarterly reports, the three key elements of our strategy are transition, performance and communication.
     transition — Starting in November, 2005, KHD began its transition from a financial services company to a global industrial plant engineering and equipment supply company. On January 31, 2006 we distributed to our shareholders the majority of the assets of the financial services business. The second and third quarter of 2006 marked the reporting of our quarterly results without significant effects from our former financial services business on our financial results.
     The projects yet to be completed involve the disposition of redundant assets that relate to our former financial services business. A major effort is underway to rationalize these assets, which clearly do not contribute to earnings in any substantial manner and are a distraction from our ongoing business operations.
     The business case for KHD is that we generate positive cash from all new projects and that we require no significant amount of fixed assets for the business, which allows KHD to grow without capital constraints.
     performance — The performance trends of KHD Humboldt Wedag have continued, with growth in sales, order intake, backlog and, most importantly, earnings.
While the continued margin improvement in this quarter is encouraging, we are convinced there is room for further improvement. We look to our newly formed Sales and Marketing Agency, the new Global Engineering Center in India and the Global Procurement effort to begin contributing to these improved margins in the coming quarters.
     communication — As noted before, we are committed to clear, accurate, timely and comprehensive disclosure of the company’s operations to our shareholders and the capital markets. KHD’s management took several significant steps during the third quarter. For the first time, in conjunction with our second quarter earnings announcement in August, management conducted an Investor Conference Call. In September, management made a series of presentations to investors in New York City and Boston.
     We are not satisfied with our performance improvement. We must continue to focus on our globalization effort and particularly to improve our procurement system. We are not satisfied with our tax efficiency, and expect to complete our restructuring this year and see significant improvement in 2007. Finally, we recognize our current dependence on cement industry trends as a weakness.
     We will continue to monitor and take appropriate actions to optimize the effectiveness of our strategy, ensuring that it reflects and supports our commitment to enhancing shareholder value.
Respectfully submitted,
Michael J. Smith
Chairman of the Board

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
2006 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
(November 14, 2006)
The following discussion and analysis of our financial condition and results of operations for the three and nine-month periods ended September 30, 2006 and the two years ended December 31, 2005 and 2004 (as contained in our Annual Report on Form 20-F) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our financial statements to United States (“US”) GAAP, see Note 23 to the audited consolidated financial statements in our Annual Report on Form 20-F.
Except as otherwise noted, the amounts included in the following discussion are expressed in Canadian dollars (“$”). The presentation of selected information in US dollars in the following discussion is for information purposes only and is translated to US dollars for convenience using period end exchange rates, as required by Regulation S-X of the United States Securities Exchange Act of 1934. Certain information is also presented in Euro (“€”), the legal tender used by the majority of the European Union member states.
We are a Foreign Private Issuer with a class of securities registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2005 and 2004 have been extracted from our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (the “SEC”) on April 3, 2006.
Disclaimer for Forward Looking Information
Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of September 30, 2006. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage its assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward looking statements, including, but not limited to: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts, disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.
There is a significant risk that our forecasts and other forward looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk and Uncertainties” below.
Nature of Business
During the quarter ended September 30, 2006, we operated in the industrial plant engineering and equipment supply business and specialize in the cement, coal and minerals processing industries. We design and build plants and equipment that produce and process clinker, cement, clean coal, and minerals such as copper and precious metals. Headquartered in Hong Kong, we have approximately 900 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.
Our industrial plant engineering and equipment supply contracts consist of integrated components, including engineering services and the supply of equipment. The engineering services portion of our contracts usually precedes the equipment supply, and may include engineering services to modify equipment to be supplied for that particular contract. Equipment supply for any particular project may include equipment produced by us and equipment purchased from third parties.
On January 31, 2006, we completed the separation of our financial services business. Our financial services had focussed on merchant banking by providing specialized banking and corporate finance services and advice internationally, as well as committing our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We now hold a passive investment in the financial services business by way of the non-voting preferred shares we hold in Mass Financial Corp. We have not consolidated Mass Financial since January 31, 2006.
We continue to hold a passive and indirect interest in an iron ore mine.
While reviewing the results presented in this report, please note that the results presented in this report include nine months of operations in the industrial plant engineering and equipment supply business (and MFC Merchant Bank) and one month of operations in the financial services business. The results of MFC Merchant Bank do not contribute significant amounts to our revenue and net income in the period 2006. Results for the years ended December 31, 2005 and 2004 include operations in the industrial plant engineering and equipment supply and financial services businesses.
Results of Operations
Summary of Quarterly Results
The following tables provide selected financial information for the most recent eight quarters. Please note that the results for the nine-months ended September 30, 2006 include nine months of operations in the industrial plant engineering and equipment supply business (including those of MFC Merchant Bank) and one month of operations in the financial services business. Results for the other quarters include operations in the industrial plant engineering and equipment supply and financial services businesses.

	September 30,	June 30,	March 31,	December 31,
	2006	2006	2006	2005
(Unaudited)	(Canadian dollars in thousands, except per share amount)
Revenues	$114,802	$98,347	$112,449	$233,650
Expenses	100,714	87,864	106,513	225,874
Net income	11,520	8,176	3,263	5,721
Diluted earnings per share	0.75	0.54	0.22	0.42

	September 30,	June 30,	March 31,	December 31,
	2005	2005	2005	2004
(Unaudited)	(Canadian dollars in thousands, except per share amount)
Revenues	$231,223	$276,433	$210,868	$205,754
Expenses	224,184	252,344	205,608	198,934
Net income	6,008	16,484	5,984	7,640
Diluted earnings per share	0.44	1.20	0.44	0.56
Note: Financial information for the above quarters, other than for the quarters ended September 30 and June 30, 2006, include the financial services segment which was distributed to our shareholders on January 31, 2006. As a result, the quarterly results prior to June 30, 2006 are not a true comparison of our company at September 30, 2006.

Nine-Month Period Ended September 30, 2006 Compared to Nine-Month Period Ended September 30, 2005
Please note that the results for the nine-month period ended September 30, 2006 include nine months of operations in the industrial plant engineering and equipment supply business (and MFC Merchant Bank) and one month of operations in the financial services business. Results for the nine-month period ended September 30, 2005 include operations in the industrial plant engineering and equipment supply and financial services businesses.
Based upon the period average exchange rates for the nine-month period ended September 30, 2006, the Canadian dollar increased by approximately 8.1%, 11.0% and 9.7% against the U.S. dollar, the Swiss franc and the Euro, as compared to the same period in 2005. As the majority of our revenues are denominated in Euros and U.S. dollars, the material depreciation of such currencies has a significant impact on our operating results in our consolidated income statement.
Revenues
In the nine-month period ended September 30, 2006, our revenues decreased by 54.7% to $325.6 million from $718.5 million in the nine-month period ended September 30, 2005, primarily as a result of the separation of our financial services business into a separate company on January 31, 2006, which accounted for a decrease of $400.2 million. Industrial plant engineering and equipment supply revenues increased by 2.7% to $280.5 million for the nine-month period ended September 30, 2006 from $273.3 million for the nine-month period ended September 30, 2005.
For our industrial plant engineering and equipment supply business, our customers are based primarily in Asia, the Middle East and North America. Revenue from customers in the United States and Asia increased. We expect the demand for our core industrial plant engineering and equipment supply business will continue to grow for the balance of 2006 and in 2007.
Expenses
In the nine-month period ended September 30, 2006, our expenses decreased by 56.7% to $295.1 million from $682.1 million in the nine-month period ended September 30, 2005, primarily as a result of the separation of our financial services business into a separate company, which accounted for a decrease in financial services expenses of $363.0 million.
Industrial plant engineering and equipment supply expenses increased by 1.3% to $230.3 million for the nine-month period ended September 30, 2006 from $227.4 million for the nine-month period ended September 30, 2005. The gross profit for the industrial plant engineering and equipment supply business was $50.3 million for the nine-month period ended September 30, 2006, compared to $45.9 million for the same period in 2005. Our industrial plant engineering and equipment supply contracts usually include both engineering work and supply of equipment. Some of the equipment included in our scope of supply may be purchased. The engineering services portion of our contracts precedes the equipment supply. Generally, the engineering services have a higher profit margin and lower revenue while the equipment supply brings in higher revenue and a lower profit margin. Consequently, the profit margin varies period to period, depending on the content of the contracts performed during the periods.

General and administrative expenses decreased by 47.0% to $27.2 million for the nine-month period ended September 30, 2006 from $51.3 million for the nine-month period ended September 30, 2005. The general and administrative expenses were net of foreign currency transaction gain of $9,000 and $2.9 million in the nine-month period ended September 30, 2006 and 2005, respectively. The decrease in general and administrative expenses related primarily to the decreased expenses resulting from the separation of our financial services business into a separate company.
Interest expense decreased by 62.3% to $2.5 million (0.8% of revenue) for the nine-month period ended September 30, 2006, compared to $6.6 million (0.9% of revenue) for the same period in 2005. We are not reliant upon interest-bearing debt to fund our day-to-day operations.
Income Taxes
We had a tax expense of $2.4 million in the current nine-month period ended September 30, 2006, compared to a tax expense of $2.8 million in the comparative nine-month period in 2005.
We conduct business operations in a number of countries. Our effective tax rate is also impacted by the mix and volume of business in various tax jurisdictions within Europe and Asia, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the impairment of deferred income tax assets. We are subject to tax audits by local tax authorities.
In certain jurisdictions, we currently have net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have non-capital tax loss carryforwards of $114.5 million in Germany as at December 31, 2005, which do not expire. We have determined that a valuation allowance of $34.4 million is required in respect of our deferred income tax assets as at December 31, 2005. Increases in the valuation allowance are primarily as a result of the acquisition of a subsidiary which has a substantial amount of tax loss carry forward which we may not be able to utilize.
Income
In the nine-month period ended September 30, 2006, our net income decreased to $23.0 million, or $1.53 per share on a basic basis and $1.52 per share on a diluted basis, from $28.5 million, or $2.09 per share on a basic basis and $2.08 per share on a diluted basis, for the nine-month period ended September 30, 2005.
On January 31, 2006, we completed the distribution to our shareholders of the common shares of Mass Financial. The effect of the distribution was to realign our financial services into a separate company that was held by our shareholders. As a result of that separation, our revenues and expenses for the nine-month ended September 30, 2006 were significantly reduced.
See “Item 8B. Significant Changes” of our Annual Report on Form 20-F for allocation of assets, liabilities, revenues and expenses between Mass Financial and our company.

Three-Month Period Ended September 30, 2006 Compared to Three-Month Period Ended September 30, 2005
Please note that the results for the three-month period ended September 30, 2006 cover three months of operations in the industrial plant engineering and equipment supply business (and MFC Merchant Bank) only and do not include any operations in the financial services business. Results for the three-month period ended September 30, 2005 include operations in the industrial plant engineering and equipment supply and financial services businesses.
Based upon the period average exchange rates for the three-month period ended September 30, 2006, the Canadian dollar increased by approximately 7.2%, 4.1% and 2.6% against the U.S. dollar, the Swiss franc and the Euro, as compared to the same period in 2005. As the majority of our revenues are denominated in Euro and U.S. dollar, the material depreciation of such currencies has significant impact on our operating results in our consolidated income statement.
Revenues
In the three-month period ended September 30, 2006, our revenues decreased by 50.4% to $114.8 million from $231.2 million in the three-month period ended September 30, 2005, primarily as a result of the separation of our financial services business into a separate company on January 31, 2006, which accounted for a decrease of $112.7 million. Industrial plant engineering and equipment supply revenues decreased by 3.2% to $112.3 million for the three-month period ended September 30, 2006 from $116.0 million for the three-month period ended September 30, 2005.
Expenses
In the three-month period ended September 30, 2006, our expenses decreased by 55.1% to $100.7 million from $224.2 million in the three-month period ended September 30, 2005, primarily as a result of the separation of our financial services business into a separate company, which accounted for a decrease of $ 103.3 million.
Industrial plant engineering and equipment supply expenses decreased by 12.7% to $92.0 million for the three-month period ended September 30, 2006 from $105.4 million for the three-month period ended September 30, 2005. The gross profit for the industrial plant engineering and equipment supply business was $20.3 million for the three-month period ended September 30, 2006, compared to $10.6 million for the same period in 2005. Our industrial plant engineering and equipment supply contracts usually include both engineering work and supply of equipment. Some of the equipment included in our scope of supply may be purchased. The engineering services portion of our contracts precedes the equipment supply. Generally, the engineering services have a higher profit margin and lower revenue while the equipment supply brings in higher revenue and a lower margin. Consequently, the profit margin varies period to period, depending on the content of the contracts performed during the periods.
General and administrative expenses decreased by 49.4% to $6.3 million for the three-month period ended September 30, 2006 from $12.5 million for the three-month period ended September 30, 2005. The general and administrative expenses were net of foreign currency transaction gains of $0.5 million and $2.1 million in the three-month periods ended September

30, 2006 and 2005, respectively. The decrease in general and administrative expenses related primarily to the decreased expenses resulting from the separation of our financial services business into a separate company.
Interest expense decreased by 71.5% to $0.6 million (0.5% of revenue) for the three-month period ended September 30, 2006, compared to $2.1 million (0.9% of revenue) for the same period in 2005. We are not reliant upon interest-bearing debt to fund our day-to-day operations.
Income Taxes
We had a tax expense of $0.2 million in the current three-month period ended September 30, 2006, compared to a tax benefit of $0.4 million in the comparative three-month period in 2005.
Income
In the three-month period ended September 30, 2006, our net income increased to $11.5 million, or $0.75 per share on a basic and diluted basis, from $6.0 million, or $0.44 per share on a basic and diluted basis, for the three-month period ended September 30, 2005.
On January 31, 2006, we completed the distribution to our shareholders of the common shares of Mass Financial. The effect of the distribution was to realign our financial services into a separate company that was held by our shareholders. As a result of that separation, our revenues and expenses for the three-month period ended September 30, 2006 were significantly reduced as compared to the three-month period ended September 30, 2005.
See “Item 8B. Significant Changes” of our Annual Report on Form 20-F for allocation of assets, liabilities, revenues and expenses between Mass Financial and our company.
Liquidity and Capital Resources
The following table is a summary of selected financial information concerning our company for the periods indicated. Please note that the balance sheet amounts as at September 30, 2006, included the industrial plant engineering and equipment supply business (and MFC Merchant Bank) while they included the industrial plant engineering and equipment supply and financial services businesses in the other periods.

	September 30		December 31
	2006	2005	2005	2004
(Unaudited)	(Canadian dollars in thousands)		(Canadian dollars in thousands)
Cash and cash equivalents	$241,298	$200,595	$226,550	$215,722
Short-term securities	16,042	20,808	18,963	21,113
Working Capital	236,194	211,872	244,095	217,963
Total assets	647,847	589,532	609,831	603,699
Long-term debt, less current portion	17,430	11,135	7,290	14,383
Shareholders’ equity	320,950	278,372	284,783	269,421
Note: Financial information for the above periods, except September 30, 2006, include the financial services segment which was distributed to our shareholders on January 31, 2006. As a result the previous results for the 2005 and 2004 periods are not a true comparison of our company at September 30, 2006.

We maintain a good level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The liquidity of these assets provides us with flexibility in managing our business and financing.
As at September 30, 2006, our total assets increased by 6.2% to $647.8 million from $609.8 million as at December 31, 2005. As at September 30, 2006, our cash and cash equivalents increased to $241.3 million. At December 31, 2005, our cash and cash equivalents were $226.6 million, compared to $215.7 million at December 31, 2004. As at September 30, 2006, we had short-term securities of $16.0 million, compared to $19.0 million as at December 31, 2005 and $21.1 million as at December 31, 2004. As at September 30, 2006, our long-term debt, less current portion, was $17.4 million, compared to $7.3 million as at December 31, 2005 and $14.4 million as at December 31, 2004.
As at December 31, 2005, when we operated both the financial services and the industrial plant engineering and equipment supply businesses, other than the lines of credit drawn and outstanding for our commodities and natural resources trading and industrial plant engineering and equipment supply businesses, we had debt maturities of $1.9 million in 2006 and no maturities in 2007. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, industrial plant engineering and equipment supply, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements included in our Annual Report on Form 20-F.
In connection with our industrial plant engineering and equipment supply business, as at September 30, 2006 we had credit facilities of $160.2 million (€113.2 million, December 31, 2005: €91.6 million) with banks which issue contractual-related bonds. As at September 30, 2006, performance bonds of approximately $118.7 million (€83.9 million, December 31, 2005: €60.1 million) lines had been issued under the credit lines and there were no claims against the KHD Humboldt Wedag Group under these performance bonds. As at September 30, 2006, cash of $23.4 million (€16.6 million) has been collateralized against these credit lines.
Operating Activities
Operating activities provided cash of $67.4 million in 2005, compared to $60.2 million in 2004. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements. Cash from operations was generated primarily from earnings and increases in working capital, particularly in accounts payable and accrued expenses.
A decrease in short-term securities provided cash of $0.6 million in 2005, compared to $18.1 million in 2004. An increase in restricted cash used $12.8 million in 2005, compared to $8.1 million in 2004. An increase in receivables used cash of $15.1 million in 2005, compared to a decrease providing cash of $6.5 million in 2004. An increase in commodity receivables used cash of $1.0 million in 2005, compared to a decrease providing cash of $11.8 million in 2004. An increase in inventories used cash of $38.6 million in 2005, compared to $1.2 million in 2004. An increase in commodity inventories used cash of $22.6 million in 2005, compared to $11.5 million in 2004. A decrease in real estate held for sale provided cash of $3.2 million in 2005, compared to an increase using cash of $71,000 in 2004. An increase in accounts payable and accrued expenses provided cash of $94.9 million in 2005, compared to $25.5 million in 2004. During the nine-month period ended September 30, 2006, operating activities provided cash of $24.4 million, compared to $2.2 million used in the comparative period in 2005.
Investing Activities
Investing activities used cash of $5.3 million in 2005, compared to $14.2 million provided in 2004. In 2004, as a result of acquiring KHD Humboldt Wedag Group, we increased our cash position by a net amount of $31.1 million.
In 2005, a net increase in loans used cash of $3.6 million, compared to $9.8 million in 2004. Capital expenditure was $3.0 million and $3.7 million in 2005 and 2004, respectively. The net purchases of long-term securities used cash of $65,000 in 2005, compared to $5.1 million in 2004. In 2005, purchases of subsidiaries, net of cash acquired, used cash of $4.1 million, compared to providing cash of $31.1 million in 2004. During the nine-month ended September 30, 2006, investing activities used cash of $24.7 million, compared to $5.6 million in the comparative period in 2005. The distribution of the common shares in Mass Financial in January 2006 resulted in the reduction of cash of $21.3 million.
Financing Activities
Net cash used in financing activities was $27.1 million in 2005, compared to $0.3 million provided in 2004.
Net debt repayments used cash of $14.9 million in 2005, compared to $22.5 million in 2004. An increase in notes payable on commodities transactions provided cash of $6.6 million in 2005, compared to $7.6 million in 2004. In 2005, a net decrease in deposits used cash of $18.3 million, compared to a net increase in deposits providing cash of $23.8 million in 2004. The net repurchase of common shares in 2005 used cash of $34,000, compared to $10.1 million in 2004. During the nine-month ended September 30, 2006, financing activities provided cash of $13.8 million, compared to $16.1 million in the comparative period in 2005.
We had no material commitments to acquire assets or operating businesses at December 31, 2005 or September 30, 2006 except as disclosed under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.
Foreign Currency
Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than Canadian dollars into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As the majority of our revenues are received in Euros and U.S. dollars, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of the exchange rates for Euros and U.S. dollars during that period.
Based upon the year average exchange rates in 2005, the Canadian dollar increased by approximately 7.5% in value against the Swiss franc, 7.2% in value against the Euro and 7.4% in value against the U.S. dollar compared to the year average exchange rates in 2004. As at December 31, 2005, the Canadian dollar increased by approximately 19.1% in value against the Swiss franc, 18.0% against the Euro and 3.2% against the U.S. dollar since December 31, 2004.
Based upon the period average exchange rates for the nine-month period ended September 30, 2006, the Canadian dollar increased by approximately 8.1%, 11.0% and 9.7% against the U.S. dollar, the Swiss franc and the Euro, as compared to the same period in 2005. As at September 30, 2006, the Canadian dollar decreased by approximately 0.7% and 2.4% in value against the Swiss franc and the Euro, but increased by approximately 4.5% against the U.S. dollar since December 31, 2005.
In the year ended December 31, 2005, we reported approximately a net $20.2 million currency translation adjustment loss and, as a result, our cumulative currency translation adjustment loss at December 31, 2005 was $32.4 million, compared to a cumulative currency loss of $12.2 million at December 31, 2004. At December 31, 2005, the cumulative currency translation adjustment loss included a cumulative currency loss of approximately $24.8 million attributable to the Mass Financial group of companies. Our foreign exchange translation loss was $0.5 million in the nine-month period ended September 30, 2006, which increased our cumulative currency translation adjustment loss to $32.9 million as at September 30, 2006.
We use derivative foreign exchange contracts to manage our exposure and our customers’ exposure to foreign currency exchange rate risks. At September 30, 2006, December 31, 2005 and 2004, we did not hold any forward foreign exchange contracts for our own account. For more information, see our Annual Report on Form 20-F.
Derivative Instruments
Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. We also use derivatives to manage our interest rate risk on debts. For more information, see our Annual Report on Form 20-F.
Inflation
We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in our Annual Report on Form 20-F.
Revenue Recognition
The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the billing is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.
Financial services revenues for banking and services are recognized as they are performed, and from commodities and natural resources trading and the sale of proprietary investments as they are completed and when the amounts of the revenues are fixed, agreed or determinable and collectibility is reasonably assured.
Provisions for Assets Held for Sale
We have assets held for sale in our normal operating cycle. The assets held for sale consist of commodity inventories, inventories and real estate held for sale.
Our inventories consist of construction raw materials, work-in-progress and finished goods. Management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. For the finished goods, the estimated net selling price is the most important determining factor. However, management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.
Commodities inventories consist primarily of metals and plastics. Management also makes estimates about the future customer demand for our products. When making these estimates, we consider general economic conditions and growth prospects within our customers’ ultimate marketplace and the market acceptance of our current and pending products. However, the general economic conditions may change within a short time or a unexpected event may cause a downturn in the general economic conditions or in a specific geographic location. Government intervention is a very critical factor in the developing countries.
We also have real estate which we hold for sale. We are actively marketing the real estate. We estimate on the fair value of the real estate and take into consideration the recent land sales in the neighbourhood areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated.
Allowance for Credit Losses
Our allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowances reflect management’s best estimate of the probable losses in our credit portfolio and judgments about both macro- and micro-economic conditions. The evaluation process involves estimates and judgments, which could change drastically in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Goodwill Impairment
A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.

Valuation of Securities
Trading account securities held by MFC Merchant Bank are stated at quoted market value, with the unrealized gain or loss included in the results of operations. Short-term marketable securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations. Short-term unlisted investments are carried at the lower of cost or estimated net realizable value.
When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.
In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.
Warranty Costs
We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labour costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts.
Employee Future Benefits
Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have significant impact on the estimate of the pension liability.
Under German law, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is recourse to our German subsidiary company only.

Stock Based Compensation
The fair value of a share of non-vested stock awarded to an employee should be measured as if it were vested and issued on the grant date. We use the Black-Scholes model to estimate the fair value of a stock option which takes into account as of the grant date: (a) the exercise price; (b) the expected life of the option; (c) the current price of the underlying stock; (d) its expected volatility; (e) expected dividends on the stock; and (f) the risk-free interest rate for the expected term of the option. Except for the items (a), (c) and (f) that are known with certainty, management has to exercise value judgment and make assumptions to estimate the parameters for three variables: the expected life of the option; its expected volatility; and expected dividends on the stock. Management does not rely on historical data solely.
Changes in Accounting Policies Including Initial Adoption
For the new Canadian and United States accounting standards, please refer to Notes 1 and 23, respectively, to the consolidated financial statements in our Annual Report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2005 or 2004 which had a significant impact upon our financial statements.
Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Contractual Obligations
The following table sets out the contractual obligations of our company as at December 31, 2005:

	Payments Due by Period
	(Canadian dollars in thousands)
	Less than		2 – 3	4 - 5	More than
	1 Year		Years	Years	5 Years
Long-term debt obligations(1)	$1,872		$309	$2,564	$4,417
Capital lease obligations(1)	—		—	—	—
Operating lease obligations	4,176		1,958	1,308	—
Purchase obligations	60,162	(2)	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP	—		403	269	—

Total	$66,210		$2,670	$4,141	$4,417

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts
There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2005) during the nine-month period ended September 30, 2006 that are outside the ordinary course of our business, except that two new loans were borrowed, with one $5.0 million (€3.5 million) principal due in 2007 and another $11.5 million (€8.1 million) principal due in 2011.
Cash outlays for our contractual obligations and commitments identified above are expected to be funded by cash on hand. Purchase obligations can typically be cancelled with little or no financial penalty. Our policy regarding non-standard or customized orders dictates that such items are generally ordered specifically for customers who have contractually assumed liability for the inventory. In addition, a substantial portion of the standard items covered by our purchase orders were procured for specific customers based on their purchase orders or forecasts under which the customers have contractually assumed liability for such material. Accordingly, the amount of liability from purchase obligations under these purchase orders cannot be quantified in a meaningful way.
Pursuant to the terms of the restructuring agreement, we and Mass Financial have agreed that all current and outstanding guarantees issued by the respective parties shall continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties have agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution.
Capital Resources
We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.
Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.
Transactions with Related Parties
We incurred transactions with affiliates in the normal course of our operations. An affiliate is an entity that we have a significant equity interest (10% or more) therein or we have the ability to influence the entity’s operating and financing policies through significant shareholding, representation on the board of the directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties. In addition to transactions disclosed elsewhere in these financial statements, we had the following transactions with affiliates, during the current nine-month period ended September 30, 2006.
In the normal course of commodities trading transactions, we purchased commodities from and sold commodities to our affiliates. We sold $2.3 million to affiliates and purchased $11.9 million from affiliates during the month of January 2006. The commodities trading operations was disposed of by way of the distribution of shares in Mass Financial on January 31, 2006. We recognized fee income of $1.5 million and interest income of $33,000 from affiliates in the current nine month period. We paid interest of $0.1 million to affiliates. We earned dividends of $3.7 million pursuant to a royalty interest from an affiliate.
During the current nine months ended September 30, 2006, we recognized equity earnings of $1.1 million from equity method investees.
As at September 30, 2006, we had receivables of $12.7 million due from affiliates and payables of $3.1 million due to an affiliate. We had $2.8 million loans receivable due from affiliates and $8.5 million deposits by affiliates. We also had $1.0 million investment in an equity method investee and $0.9 million long-term investment in affiliates. In addition, we had a long-term liability of $0.2 million payable to an affiliate.
Proposed Transactions
On October 13, 2006, Cade Struktur Corporation received approval from its shareholders to enter into an arrangement with our company (the “Arrangement”). On October 23,2006, one of our wholly-owed subsidiaries was amalgamated with Cade such that Cade became a wholly owned subsidiary of our company. The Arrangement provided for the acquisition by us of all of the outstanding common shares of Cade on the basis of 0.0029163 common shares of our company for each common share of Cade, provided however that no fractional shares will be issued (cash will be paid in lieu of any fractional shares) and any fractional shares will be rounded down to the nearest whole number.
Outstanding Share Data
Our shares are quoted for trading on the NASDAQ Global Select Market under the symbol “KHDH”. As at September 30, 2006, the share capital of our company is as follows:

Class of shares	Par Value	Number Authorized	Number Issued
Common	No Par Value	Unlimited	15,263,913 (1)

(1)	Based on our consolidated financial statements. The book record shows 15,263,913 common shares issued and outstanding as at September 30, 2006, which does not include 939,749 common shares owned by two wholly-owed subsidiaries.
As a result of the distribution of Mass Financial to our shareholders, the number of our common shares increased by 1,571,128 shares, which represents the number of our shares held by Mass Financial’s wholly-owned subsidiaries. These shares had been eliminated from our consolidated financial statements until January 31, 2006.
As at September 30, 2006, our company has the following bonds and options outstanding:

Type	Amount/Number	Exercise/Conversion Price	Expiry Date
4.4% Convertible Unsecured Subordinated Bonds	Principal amount of €1,530,675(1)	See footnote (2)	December 31, 2019

Options	563,335	$26.11	May 17, 2016

(1)	This number does not include €6,786,436 principal amount of Bonds held by a wholly-owned subsidiary of the Company.

(2)	The Bonds are convertible into common shares of the Company as follows: (i) €19.14 if the Bonds are converted after June 30, 2006 but on or before June 30, 2007, (ii) €20.09 if the Bonds are converted after June 30, 2007 but on or before June 30, 2008, (iii) €21.10 if the Bonds are converted after June 30, 2008 but on or before June 30, 2009 and (iv) €22.15 if the Bonds are converted after June 30, 2009.
Risk Factors and Uncertainties
An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this quarterly report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.
Risk Factors Relating to Our Industrial Plant Engineering and Equipment Supply Business
A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.
The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We not able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.
Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.
Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.
Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.
Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.
We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.
In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.
We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.
We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.
The cost of raw materials could have a material adverse effect on our financial condition and results of operations.
We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.
We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.
The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.
Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.
We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.
Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.
We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.
A rise in inflation may negatively affect our business, results of operations and financial condition.
Inflation may result in increases in our expenses related to our industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such products and services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.
We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.
We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.
Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially adversely affect our financial results.
Some of our employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate its bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.
We may not be able to protect the confidentiality or unique aspects of our technology, which would reduce our competitive advantage.
We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures, and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products, processes or plants that we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.
General Risks Faced by Our Company
Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company. Moreover, we may seek authorization to increase the number of our authorized shares.
Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.
Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, and an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.
Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.
Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.
Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.
Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk” of our Annual Report on Form 20-F, as filed with the SEC on April 3, 2006 for additional information with respect to our exposure to interest rate risk.
Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Exchange Rate Risk” of our Annual Report on Form 20-F, as filed with the SEC on April 3, 2006 for additional information with respect to our exposure to foreign currency exchange rate risk.
Additional Information
Our company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2006.
NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at September 30, 2006 and the related consolidated statements of earnings, retained earnings and cash flows for the nine-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.
The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(Canadian Dollars in Thousands)

	September 30	December 31
	2006	2005
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$241,298	$226,550
Restricted cash	23,448	25,669
Securities	16,042	18,963
Loans	2,803	12,403
Receivables, commodities transactions	—	12,184
Receivables, industrial plant and equipment supply	35,850	40,326
Receivables	22,439	29,769
Commodity inventories	—	28,397
Inventories	59,515	45,052
Real estate held for sale	31,931	32,038
Contract deposits, prepaid and other	25,530	13,059
Future income tax assets	13,189	8,854

Total current assets	472,045	493,264

Non-current Assets
Securities	887	9,202
Loans	12,163	11,002
Property, plant and equipment	12,311	12,633
Investment in resource property	35,341	35,341
Goodwill	10,751	15,141
Equity method investments	1,012	18,679
Future income tax assets	12,852	14,569
Investment in preferred shares of a former subsidiary	90,485	—

Total non-current assets	175,802	116,567

	$647,847	$609,831

	September 30	December 31
	2006	2005
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$188,052	$186,111
Notes payable, commodities transactions	—	11,531
Notes payable, industrial plant and equipment supply	628	3,432
Long-term debt, current portion	4,928	1,872
Pension liabilities	1,415	1,736
Deposits	10,435	20,202
Provision for warranty costs	30,393	23,932
Future income tax liability	—	353

Total current liabilities	235,851	249,169

Long-term Liabilities
Long-term debt, less current portion	17,430	7,290
Pension liabilities	31,008	29,828
Provision for warranty costs	7,167	5,162
Future income tax liability	10,346	11,838
Other long-term liabilities	226	672

Total long-term liabilities	66,177	54,790

Total liabilities	302,028	303,959

Minority Interests	24,869	21,089

Shareholders’ Equity
Common stock	85,272	72,847
Contributed surplus	1,345	—
Equity component of convertible debt	89	146
Retained earnings	267,117	244,158
Currency translation adjustments	(32,873)	(32,368)

Total shareholders’ equity	320,950	284,783

	$647,847	$609,831

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Nine Months Ended September 30, 2006 and 2005
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)

	2006	2005
Revenues	$325,598	$718,524

Expenses
Cost of revenues	264,088	624,253
General and administrative	27,177	51,308
Stock-based compensation	1,345	—
Interest	2,481	6,575

	295,091	682,136

Income from operations before income taxes and minority interests	30,507	36,388
Provision for income taxes	(2,389)	(2,818)

Income from operations before minority interests	28,118	33,570
Minority interests	(5,159)	(5,094)

Net income	22,959	28,476
Retained earnings, beginning of period	244,158	209,961

Retained earnings, end of period	$267,117	$238,437

Earnings per share
Basic	$1.53	$2.09

Diluted	$1.52	$2.08

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended September 30, 2006 and 2005
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)

	2006	2005
Revenues	$114,802	$231,223

Expenses
Cost of revenues	92,921	209,647
General and administrative	6,308	12,456
Stock-based compensation	891	—
Interest	594	2,081

	100,714	224,184

Income from operations before income taxes and minority interests	14,088	7,039
(Provision for) recovery of income taxes	(194)	437

Income from operations before minority interests	13,894	7,476
Minority interests	(2,374)	(1,468)

Net income	11,520	6,008
Retained earnings, beginning of period	255,597	232,429

Retained earnings, end of period	$267,117	$238,437

Earnings per share
Basic	$0.75	$0.44

Diluted	$0.75	$0.44

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2006 and 2005
(Unaudited)
(Canadian Dollars in Thousands)

	2006	2005
Cash flows from operating activities
Net income	$22,959	$28,476
Adjustments for:
Amortization and depreciation	1,931	3,303
Minority interests	5,159	5,094
Gain on short-term securities	(707)	(1)
Gain on debt settlement	—	(3,170)
Gain on disposition of subsidiaries	—	(9,486)
Stock-based compensation	1,345	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(448)	(2,210)
Restricted cash	2,809	2,563
Receivables	1,132	(11,522)
Receivables, commodities transactions	(6,934)	(23,127)
Commodity inventories	(8,356)	(37,546)
Inventories	(15,741)	(340)
Real estate held for sale	36	3,764
Accounts payable and accrued expenses	28,991	40,326
Provision for warranty costs	7,706	4,540
Future income taxes	(2,890)	(130)
Contract deposits, prepaid and other	(12,344)	(64)
Other	(243)	(2,631)

Cash flows provided by (used in) operating activities	24,405	(2,161)
Cash flows from investing activities
Net increase in loans	(1,459)	(6,066)
Sales (purchases) of long-term securities, net	(27)	(68)
Purchases of property, plant and equipment	(2,061)	(2,941)
(Disposition) purchase of subsidiaries, net of cash (disposed) acquired	(21,272)	136
Proceeds from sale of assets	—	17
Distributions from equity method investees	164	3,263
Other	—	20

Cash flows used in investing activities	(24,655)	(5,639)
Cash flows from financing activities
Net decrease in deposits	(21,839)	(18,649)
Borrowings	32,851	8,605
Debt repayments	(20,609)	(11,716)
Notes payable, commodities transactions	23,438	37,898
Issuance of shares (repurchase of shares), net	—	(34)
Other	—	(16)

Cash flows provided by financing activities	13,841	16,088
Exchange rate effect on cash and cash equivalents	1,157	(23,415)

Net change in cash and cash equivalents	14,748	(15,127)
Cash and cash equivalents, beginning of period	226,550	215,722

Cash and cash equivalents, end of period	$241,298	$200,595

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended September 30, 2006 and 2005
(Unaudited)
(Canadian Dollars in Thousands)

	2006	2005
Cash flows from operating activities
Net income	$11,520	$6,008
Adjustments for:
Amortization and depreciation	784	991
Minority interests	2,374	1,468
(Gain) loss on short-term securities	(1,051)	1,756
Gain on disposition of subsidiaries	—	(1,093)
Stock-based compensation	891	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	3,372	(2,211)
Restricted cash	858	5,935
Receivables	(4,609)	9,519
Receivables, commodities transactions	—	(5,666)
Commodity inventories	—	(17,803)
Inventories	(22,257)	5,005
Real estate held for sale	—	1,837
Accounts payable and accrued expenses	16,690	10,363
Provision for warranty costs	(896)	5,211
Future income taxes	646	(1,449)
Contract deposits, prepaid and other	550	(754)
Other	113	(2,892)

Cash flows provided by operating activities	8,985	16,225
Cash flows from investing activities
Net increase in loans	(1,460)	(2,064)
Sales (purchases) of long-term securities, net	35	—
Purchases of property, plant and equipment	(573)	(1,189)
(Disposition) purchase of subsidiaries, net of cash (disposed) acquired	—	301
Distributions from equity method investees	—	903

Cash flows used in investing activities	(1,998)	(2,049)
Cash flows from financing activities
Net increase (decrease) in deposits	863	(8,588)
Borrowings	30	6,540
Debt repayments	(227)	(3,937)
Notes payable, commodities transactions	—	8,077
Other	—	474

Cash flows provided by financing activities	666	2,566
Exchange rate effect on cash and cash equivalents	(2,242)	(12,232)

Net change in cash and cash equivalents	5,411	4,510
Cash and cash equivalents, beginning of period	235,887	196,085

Cash and cash equivalents, end of period	$241,298	$200,595

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006
(Unaudited)
Note 1. Basis of Presentation
The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (the “Company”). The notes are stated in Canadian dollars, as rounded to the nearest thousands (except per share amounts).
The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.
Note 2. Nature of Business
The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. Until January 31, 2006, the Company also operated in the financial service industry, which included merchant banking, financial advisory services, proprietary investing, and trading activities on an international basis which were facilitated by the Company’s banking and trading subsidiaries.
In December 2005, the Company’s board of directors resolved to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for the Company’s banking subsidiary (and its Swiss affiliates) and investment in resource property, and the Company held the Class A preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on a pro rata basis.
The non-voting Class A preferred shares are redeemable by Mass Financial at any time and the Company has the right to cause a retraction of the Class A preferred shares at a rate of 1/15 per year (based on a proposed 15 year retraction period) starting after January 31, 2010. The redemption and retraction amount is equal to (i) the fair market value of the common shares that were exchanged for the Class A preferred shares at the time of the exchange less a nominal amount, multiplied by (ii) 1.04 multiplied by the number of months the preferred shares have been outstanding divided by 12. Upon the Company giving notice of a retraction, it shall be entitled to a dividend equal to the redemption amount. No dividends on the Class A common shares can be paid if Mass Financial is late on the redemption or retraction of any tranche of the Class A preferred shares or if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding retraction amount of the then issued Class A preferred shares. In the event of liquidation, dissolution, winding up or any other distribution of the assets of Mass Financial, then the Company shall be entitled to receive, in priority and preference to the Class A common shares, the redemption amount. The book value of the Company’s investment in Mass Financial Class A preferred shares is $90,485 as at September 30, 2006.
Following the distribution, Mass Financial has agreed to perform certain management services for two investments of the Company in accordance with the terms of a services agreement to be entered into by the Company and Mass Financial. Firstly, Mass Financial has agreed to provide management services in connection with the investment in MFC Merchant Bank in consideration for the Company paying Mass Financial 15% of the after tax profits of MFC Merchant Bank and a right of first refusal. The right of first refusal grants Mass Financial an option whereby Mass Financial has the right to: (i) purchase MFC Merchant Bank on the same terms as any bona fide offer from a third-party purchaser acceptable to the Company; or to (ii) assist in the sale, if ever, of MFC Merchant Bank for and additional service fee of 5% of the purchase price.
Secondly, Mass Financial has agreed to provide management services in connection with the review, supervision and monitoring of the royalty provided to the Company’s 49% equity method investee in connection with the Company’s investment in resource property. The Company has agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that the equity method investee receives in connection with the royalty in consideration for the management services.
The services agreement contemplates that the agreement may be terminated at any time if agreed to in writing by both parties. The Company also has the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.
Pursuant to the terms of the restructuring agreement, the Company and Mass Financial have agreed that all current and outstanding guarantees issued by the respective parties shall continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties have agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution.
Mass Financial, through its subsidiaries, has been holding 1,571,128 common shares in the Company and these common shares had been eliminated on the Company’s consolidated financial statements to January 31, 2006. As a result of the distribution of Class A common shares in Mass Financial, the Company does not consolidate Mass Financial any more and these common shares become issued and outstanding since January 31, 2006.
Note 3. Earnings Per Share
The Company adopts the Canadian Institute of Chartered Accountants’ Accounting Handbook Section 3500, “Earnings Per Share”. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if-converted” method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under US generally accepted accounting principles.
The weighted average numbers of shares outstanding for the purposes of calculating earnings per share are as follows:

	2006	2005
For the nine months ended September 30:
Number of shares for basic earnings per share	15,051,234	13,602,260
Number of shares for diluted earnings per share	15,194,868	13,747,605

For the three months ended September 30:
Number of shares for basic earnings per share	15,263,913	13,629,935
Number of shares for diluted earnings per share	15,420,207	13,768,343
Note 4. Stock-Based Compensation
On May 17, 2006, the Company granted to certain employees stock options to purchase up to 563,335 common stock in the Company at US$26.11 per share, on or before May 17, 2016, with vesting periods from one to three years. The Company, at its sole and absolute discretion, may grant additional stock options up to an aggregate 366,665 stock options, to certain employees in 2007 and 2008. The terms of these future stock options are not known at this date, except for the vesting periods.
At the date of stock option granting, the market value of the Company’s common stock was US$25.80 per share. The fair value of the stock-based compensation is determined by using Black-Scholes model, with the following assumptions: a weighted average expected life of 2.3 years, expected volatility of 39.5%, risk-free interest rates of 4.11% to 4.15% and expected dividend yield of 0%. The weighted average grant-date fair value of stock options granted during the current period was US$6.87 per share. $1,345 stock-based compensation expense was recognized in the current period 2006, since the granting date. As at September 30, 2006, none of the stock options vested and the total number of stock options was 563,335.
Note 5. Segment Information
The Company operates in two reportable business segments: industrial plant engineering and equipment supply and financial services. The segments are managed separately because each business requires different production and marketing strategies. The distribution of Mass Financial in January 2006 significantly reduced the business activities of the financial services segment in the current period of 2006.
Summarized financial information concerning the segments is shown in the following tables:

	Industrial				Industrial
	plant				plant
	engineering				engineering
	and	Financial			and	Financial
	equipment	services			equipment	services
	supply	and other	Corporate	Total	supply	and other	Corporate	Total
	Nine months ended				Nine months ended
(Unaudited)	September 30, 2006				September 30, 2005
Revenues from external customers	$280,524	$45,074	$—	$325,598	$273,269	$445,255	$—	$718,524

Intersegment revenues	260	233	1,401	1,894	202	1,047	194	1,443

Cost of revenues	230,263	33,825	—	264,088	227,388	396,865	—	624,253

Interest expense

External	1,874	483	124	2,481	2,823	3,606	146	6,575

Intersegment	391	15	302	708	206	89	615	910

Income (loss) before taxes and minority interests	30,753	5,581	(5,827)	30,507	21,093	16,642	(1,347)	36,388

	Industrial				Industrial
	plant				plant
	engineering				engineering
	and	Financial			and	Financial
	equipment	services			equipment	services
	supply	and other	Corporate	Total	supply	and other	Corporate	Total
	Three months ended				Three months ended
(Unaudited)	September 30, 2006				September 30, 2005
Revenues from external customers	$112,298	$2,504	$—	$114,802	$116,003	$115,220	$—	$231,223

Intersegment revenues	97	83	1,189	1,369	61	448	54	563

Cost of revenues	91,978	943	—	92,921	105,397	104,250	—	209,647

Interest expense

External	511	49	34	594	764	1,273	44	2,081

Intersegment	131	2	108	241	93	29	193	315

Income (loss) before taxes and minority interests	14,180	1,333	(1,425)	14,088	4,136	3,167	(264)	7,039
There was no material change of total assets since December 31, 2005.

Note 6. Reporting Currency
The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in US dollars for reference purposes. Amounts reported in US dollars have been translated from Canadian dollars at a rate of US $1.00 = Canadian $1.1153 as at September 30, 2006, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the US Securities and Exchange Commission).

News Release
KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS
THIRD QUARTER AND NINE-MONTH RESULTS
- Earnings Before Taxes Exceed Guidance by 19% & Order Backlog Increases by 88% -
HONG KONG (November 14, 2006) . . . KHD Humboldt Wedag International Ltd. (“KHD”) (Nasdaq: KHDH) announces its results for the nine months and third quarter ended September 30, 2006. The growth trends in sales, order intake and backlog continued in the third quarter and earnings exceeded guidance.
KHD continued to progress towards its goal of becoming an industrial plant engineering and equipment supply company. Our transition began with the distribution of a substantial portion of the financial services operations, Mass Financial Corp., to our shareholders on January 31, 2006 and has continued over the course of this year.
To provide shareholders with information most indicative of the going forward operating business, the following disclosures of revenues and earnings before taxes (“EBT”) are based on our industrial plant engineering and equipment supply related operations and do not include the revenues from KHD’s other operations.
For comparative purposes, all amounts for order intake, backlog and sales were translated from € to $ at 1.1841, the exchange rate prevailing on December 31, 2005.
Revenues for the first nine months of 2006 reached $251.5 million, an increase of 7 percent over the corresponding period of 2005. EBT for the industrial plant engineering and equipment supply services segment was $27.6 million, an increase of 52 percent over the corresponding period of in 2005.
- MORE -

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS
Page -2-
Revenues for the third quarter of 2006 were $100.7 million. EBT for the industrial plant engineering and equipment supply segment for the third quarter of 2006 was $12.7 million.
Certain statements in this release are forward-looking and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially.
KHD is raising its full-year guidance on EBT, to $39.0 million. KHD is also adjusting its $424.6 million guidance for 2006 revenues to $416.6 million due to project delays primarily driven by our customers. In a business such as industrial plant engineering and equipment supply that depends on sequential events, a delay effecting revenue recognition timing in the short term will be recouped at a later stage in the project schedule.
Based on the period average exchange rates for the nine-month period ended September 30, 2006, the Canadian dollar increased by approximately 8.1 percent, 11.0 percent and 9.7 percent against the U.S. dollar, the Swiss franc and the Euro, as compared to the same period in 2005. As the majority of our revenues are denominated in Euros and U.S. dollars, the material depreciation of such currencies has an impact on our operating results.
Order intake is defined as the total value of all orders received during the respective period, while order backlog is the value of orders received but not yet fulfilled.
Order intake for the first nine months of 2006 was $475.3 million, an increase of 75 percent over the corresponding period of 2005. 30 percent of order intake through the nine months ended September 30, 2006 came from the emerging Asia region, 26 percent from the Americas, 26 percent from Europe and 9 percent from the Middle East.
Order intake for the three months ended September 30, 2006 was $90.7 million, compared to $79.2, an increase of 15 percent over the same quarter of 2005. 20 percent of the order intake during the third quarter came from the emerging Asia region, 20 percent from the Americas, 21 percent from Europe and 26 percent from Africa.
Order backlog as at the end of the third quarter of 2006 was $563.3 million, an increase of 88 percent over the third quarter of 2005.
CEO Jim Busche commented, “Our strong increase in order backlog shows that our efforts to extend our reach globally are paying off. This backlog, in addition to our globalization efforts and margin improvement program will help us to continue to have a strong performance next year.”
Results for KHD as a whole, i.e., including results for the industrial plant engineering and equipment supply operations as well as all the other KHD operations, follow. Total revenues for the first nine months of 2006 were $291.9 million. Net income for the first nine months of 2006
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS
Page -3-
was $20.6 million, or $1.36 per share. For the quarter ended September 30, 2006, revenues were $102.9 million. Net income for the 2006 third quarter was $10.3 million, or $0.67 per share.
Michael Smith, Chairman of KHD, stated, “The transition to an industrial plant engineering and equipment supply business is almost complete. The major projects yet to be completed are the disposition of redundant assets that relate to the old financial services business. A major effort is underway to rationalize these assets which clearly do not contribute to earnings in any substantial manner and are a distraction to our on-going business operations. We ended the third quarter with $231 million in cash and securities, $423 million in current assets, and a current working capital ratio that exceeds 2:1. Our equity grew to $288 million.
The business case for KHD is that we generate positive cash from all new projects and that we require no significant amount of fixed assets for the business, which allows KHD to grow with out capital constraints.
While KHD believes that our financial performance through the third quarter is encouraging, we recognize the need for continuous improvement and remain committed to capitalizing on the strong market conditions while implementing further cost controls and improving margins. Shareholders are encouraged to read our entire Form 6-K report for a greater understanding of our industrial plant engineering and equipment supply business, which is now available on our website.”
All figures on the following tables are in US dollars and earnings per share amounts are on a diluted basis. The consolidated balance sheet and income statement for September 30, 2006 were translated from Canadian dollars into U.S. dollars at U.S. dollar 1 = Canadian dollars 1.1153 (equivalent to Euro 1 = U.S. dollars 1.2687).
About KHD Humboldt Wedag International Ltd.
KHD Humboldt Wedag International Ltd. (the “Company”) owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and minerals processing industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com.
Disclaimer for Forward-Looking Information
Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS
Page -4-
not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward- looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets the Company operates in, the expressed or implied by the forward-looking statements, including, but not limited to: (1) a downturn in general economic conditions in Asia, Europe, the United States and internationally, (2) a decreased demand for the Company’s products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts, disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond the Company’s control.
Additional information about these and other assumptions, risks and uncertainties are set out in the “Risks and Uncertainties” section in our Form 6-K filed with the Securities and Exchange Commission and our MD&A filed with Canadian security regulators.
-FINANCIAL TABLES FOLLOW-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS
Page -5-
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
As of September 30, 2006 and December 31, 2005
(Unaudited)
(amounts in U.S. dollars; in thousands)

	2006	2005
ASSETS

Current assets

Cash and cash equivalents	$216,353	$194,313
Restricted cash	21,024	22,016
Securities	14,384	16,265
Loans	2,513	10,638
Receivables, commodities transactions	—	10,450
Receivables, industrial plant engineering and equipment supply	32,144	34,588
Receivables	20,119	25,533
Commodity inventories	—	24,356
Inventories	53,362	38,641
Real estate held for sale	28,630	27,479
Contract deposits, prepaid and other	22,891	11,201
Future income tax assets	11,826	7,594

	423,246	423,074

Non-current assets

Securities	795	7,893
Loans	10,906	9,436
Properties, plant and equipment	11,038	10,835
Investment in resource property	31,687	30,312
Goodwill	9,640	12,987
Equity method investments	907	16,021
Future income tax assets	11,523	12,496
Investment in preferred shares of a former subsidiary	81,131	—

	157,627	99,980

	$580,873	$523,054

Note: 2005 numbers include the financial services segment which was distributed to our shareholders on January 31, 2006. As a result, the December 31, 2005 results are not a true comparison of KHD at September 30, 2006.
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS
Page -6-
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS (con’t)
As of September 30, 2006 and December 31, 2005
(Unaudited)
(amounts in U.S. dollars; in thousands)

	2006	2005
LIABILITIES

Current liabilities

Accounts payable and accrued expenses	$168,611	$159,628
Notes payable, commodities transactions	—	9,890
Notes payable, industrial plant engineering and equipment supply	563	2,944
Long-term debt, current portion	4,419	1,606
Pension liabilities	1,269	1,489
Deposits	9,356	17,327
Provision for warranty costs	27,251	20,527
Future income tax liability	—	303

	211,469	213,714

Long-term liabilities

Long-term debt, less current portion	15,628	6,253
Pension liabilities	27,802	25,584
Provision for warranty costs	6,426	4,427
Future income tax liability	9,276	10,154
Other long-term liabilities	203	575

	59,335	46,993

Total liabilities	270,804	260,707

Minority interests	22,298	18,088

SHAREHOLDERS’ EQUITY

Common stock	76,457	62,481
Contributed surplus	1,206	—
Equity component of convertible debt	80	125
Retained earnings	239,502	209,416
Cumulative translation adjustment	(29,474)	(27,763)

	287,771	244,259

	$580,873	$523,054

Note: 2005 numbers include the financial services segment which was distributed to our shareholders on January 31, 2006. As a result, the December 31, 2005 results are not a true comparison of KHD at September 30, 2006.
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS
Page -7-
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended September 30, 2006 and 2005
(Unaudited)
(amounts in U.S. dollars; in thousands, except per share data)

	2006	2005
Revenues	$102,934	$199,142

Expenses
Cost of revenues	83,315	180,559
General and administrative	5,656	10,728
Stock-based compensation	799	—
Interest	533	1,792

	90,303	193,079

Income before income taxes	12,631	6,063
(Provision for) recovery of income taxes	(174)	376

	12,457	6,439

Minority interests	(2,129)	(1,264)

Net income	$10,328	$5,175

Earnings per share
Basic	$0.68	$0.38

Diluted	$0.67	$0.38

Weighted average shares outstanding
Basic	15,263,913	13,629,935

Diluted	15,420,207	13,768,343
Note: 2005 numbers include the financial services segment which was distributed to our shareholders on January 31, 2006. As a result, the September 30, 2005 results are not a true comparison of KHD at September 30, 2006.
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS
Page -8-
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2006 and 2005
(Unaudited)
(amounts in U.S. dollars; in thousands, except per share data)

	2006	2005
Revenues	$291,937	$618,830

Expenses
Cost of revenues	236,786	537,639
General and administrative	24,367	44,189
Stock-based compensation	1,206	—
Interest	2,225	5,663

	264,584	587,491

Income before income taxes	27,353	31,339
Provision for income taxes	(2,142)	(2,427)

	25,211	28,912

Minority interests	(4,626)	(4,387)

Net income	$20,585	$24,525

Earnings per share
Basic	$1.37	$1.80

Diluted	$1.36	$1.79

Weighted average shares outstanding
Basic	15,051,234	13,602,260

Diluted	15,194,868	13,747,605
Note: 2005 numbers include the financial services segment which was distributed to our shareholders on January 31, 2006. As a result, the September 30, 2005 results are not a true comparison of KHD at September 30, 2006.
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS
Page -9 -
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
FINANCIAL SUMMARY
As of September 30, 2006
(Unaudited)
(amounts in U.S. dollars; in thousands, except per share data and ratios)

Cash and securities	$230,737

Working capital	211,777

Total assets	580,873

Shareholders’ equity	287,771

Book value per share	18.85

Current ratio	2:1

Long-term debt to equity ratio	0.05
# # # #

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, Chairman of the Board,
Chief Financial Officer and Secretary
Date: November 14, 2006